DC Brau Brewing Company, LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Baby Gear	0.00
Beer Transfer/Buybacks	-583,819.59
CC Tip Income	-1,452.96
Contract Revenue	163,389.79
Growlers	0.00
Keg Sales (WS)	0.00
Kegs	0.00
Misc Income	6,398.81
PayPal Sales	0.00
Pints & Tasters	0.00
Rental Income	6,972.00
Sales	3,431.52
Event Bar	0.00
Events & Accounts	0.00
Keg Sales	446,864.80
Package Sales (WS)	0.00
Packaged Sales	3,342,501.18
Private Events	0.00
Retail - Event Income	14,261.01
Retail Sales - Beer	533.93
Beer for Off-Site Consumption	362,552.40
Beer for On-Site Consumption	27,325.54
Total Retail Sales - Beer	**390,411.87**
Retail Sales - Merchandise	29,966.16
Retail Sales - Sodas	209.76
Square Sales	-1,739.04
Total Sales	**4,225,907.26**
Shipping Income	57.64
Shirts	0.00
Sixers & Cases	0.00
Snacks	0.00
Square Discounts Given	-39,152.47
Square Refunds	-400.22
Square Sales	0.00
Surcharges	29,406.64
Swag	0.00
Uncategorized Sales	0.00
Total Income	**$3,807,306.90**

DC Brau Brewing Company, LLC

Profit and Loss
January - December 2020

	TOTAL
Cost of Goods Sold	
Cost of Goods Sold	1,117,862.90
Excise Tax	55,261.16
Freight Costs	20,721.98
Hops	1,087.35
Inventory Adjustment	37,818.42
Merchandise COGS	20,368.52
Packaging	2,779.94
Shipping	175.65
Taproom Transfer	75,825.99
WIP Loss	64,316.52
Yeast	39,078.34
** Total Cost of Goods Sold**	**1,435,296.77**
Total Cost of Goods Sold	**$1,435,296.77**
GROSS PROFIT	**$2,372,010.13**
Expenses	
Accounting fees	43,350.00
Advertising and Promotion	38,172.75
Client Support	2,622.15
** Total Advertising and Promotion**	**40,794.90**
Auto and Truck Expenses	21.18
Bank Service Charges	625.52
Brewery Expense	44,200.24
Brewery Supplies	128,964.67
Business Licenses and Permits	16,481.92
Cash Over/Under	-998.50
Computer Expense	36,731.38
Credit Card Processing Fees	1,596.64
Square Fees	16,918.63
** Total Credit Card Processing Fees**	**18,515.27**
Donation	9,383.00
Dues and Memberships	14,325.58
Education Expense	464.00
Employee Relations	5,694.96
Entertainment	1,026.00
Equipment Rental	49,439.60
Event Expense	2,189.49
Finance Charges	911.67
Fraud Expense	0.00
Gas	36,097.47

DC Brau Brewing Company, LLC

Profit and Loss
January - December 2020

	TOTAL
Insurance Expense	1,669.43
General Liability Insurance	19,060.00
Health Insurance	66,889.28
Insurance - Commercial	2,011.00
Insurance - Key Man	10,705.08
Total Insurance Expense	**100,334.79**
Legal Fees	96,507.55
Meals	4,494.38
Account Interest	455.35
Account Support	2,035.39
Total Meals	**6,985.12**
Office Cleaning	12,870.00
Office Expenses	11,150.28
Office Rent	393,681.60
Payroll Expenses	
Accounts Mgmt & Events Wages	186,553.44
Administrative Wages Expense	151,096.78
Commissions	25,505.64
DC Paid Family Leave Tax	6,869.76
Federal Unemployement	1,231.22
Owner Wages	202,266.28
Payroll Processing Fees	7,777.81
Payroll Tax (SS/MCare) ER	83,897.47
Payroll Taxes - W/C	9,555.46
Production Wages	424,629.62
Retail & Sales Wages	69,139.63
SIMPLE IRA Expenses	23,244.77
SUTA Tax	4,578.99
Total Payroll Expenses	**1,196,346.87**
Pest Control	3,953.46
Postage and Delivery	4,198.83
Power	77,627.09
Professional Fees	4,450.00
Repairs and Maintenance	32,893.46
CAM Fees to Landlord	117,654.46
Total Repairs and Maintenance	**150,547.92**
Research and Development	68.14
Security	3,899.85
Square Fees	0.00
Taproom Expense	7,127.00

DC Brau Brewing Company, LLC

Profit and Loss
January - December 2020

	TOTAL
Taxes - Other	46,818.71
Real Estate Tax	46,537.44
Total Taxes - Other	**93,356.15**
Telephone Expense	11,407.70
Trash Removal	16,414.39
Travel Expense	1,692.19
Gas/Parking	3,058.53
Total Travel Expense	**4,750.72**
Water	42,015.19
Water - 2017 Underbilled	-40,823.37
Water - Landlord Reimbursement	27,976.98
Total Water	**29,168.80**
Total Expenses	**$2,673,064.61**
NET OPERATING INCOME	**$ -301,054.48**
Other Income	
Non-Taxable Other Income	129,591.40
Other Miscellaneous Income	21,065.36
Total Other Income	**$150,656.76**
Other Expenses	
Amortization Expense	6,027.74
Depreciation Expense	394,361.81
Interest Expense	124,326.13
Total Other Expenses	**$524,715.68**
NET OTHER INCOME	**$ -374,058.92**
NET INCOME	**$ -675,113.40**

DC Brau Brewing Company, LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-675,113.40
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	50,205.52
Due from Greg and Monte Skall	20,000.00
Due from Member-B Skall	-1,610.00
Inventory:Ekos Merchandise	-4,877.49
Inventory:Finished Goods:Kegged	9,954.23
Inventory:Finished Goods:Packaged	-56,247.85
Inventory:Ingredients	-181,237.04
Inventory:Packaging	-125,152.59
Inventory:Taproom Merchandise	-3,905.37
Inventory:WIP	-3,901.78
Prepaid Expenses	-1,100.00
Prepaid Expenses:Prepaid Hops	29,672.05
Prepaid Expenses:Prepaid Insurance	6,801.08
Prepaid Expenses:Prepaid Taxes	19,318.74
Closing Costs on Loans	-3,002.40
Accounts Payable	128,615.53
Chase CC	-3,954.87
Accrued Exp - Due to Landl	-347.79
Accrued Exp - Rent COVID Deferral	180,110.00
Accrued Exp - Water	40,197.29
DC Treasury Office Payable	1,944.52
DC Treasury Office Payable:Sales Tax Payable	0.00
DC Treasury Office Payable:Virginia Sales Tax Payable	51.10
DC Treasury Office1 Payable	0.00
Event Deposit	-590.00
Keg Deposit	-55,023.50
Payroll Liabilities:Accrued Payroll	5,936.19
Payroll Liabilities:Health Insurance Payable	0.00
Payroll Liabilities:Pre-tax Commuter Benefit	603.20
Payroll Liabilities:SIMPLE IRA Liability	0.00
Payroll Liabilities:Tip Liability	0.00
Sales Tax Agency Payable:Sales Tax Payable	0.00
Square Gift Card	3,540.80
Square Gift Cards	0.00
Square Tips	0.00
Unassigned Tax Agency for Apps Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**55,999.57**
Net cash provided by operating activities	**$ -619,113.83**
INVESTING ACTIVITIES	
FF&E:Accumulated Depreciation	394,361.81
FF&E:Computer and Related	-10,469.00

DC Brau Brewing Company, LLC

Statement of Cash Flows
January - December 2020

	TOTAL
FF&E:Furniture and Equipment	-42,348.14
FF&E:Leasehold Improvements	-7,068.00
Accumulated Amortization	6,027.74
IBA Investment	-1,065.00
Net cash provided by investing activities	**$339,439.41**
FINANCING ACTIVITIES	
EIDL	149,900.00
eLease for Quadrel Labeling System	-6,076.09
FVC Loan 0683	3,002.40
Live Oak Bank Loan 1	-89,199.94
N/P HYG Financial Forklift Lease	-8,180.45
N/P Industrial Investors	-74,705.33
PPP Loan	223,700.00
Shareholder Loan - Hancock	-4,166.67
Shareholder Loan - Skall	-12,500.00
General Partner:DC Brau Holdings, LLC	-127,813.67
Limited Partner:Beasley, George	-23,234.00
Limited Partner:Berger, Richard	-5,548.00
Limited Partner:Cuervo, Raul	-1,891.00
Limited Partner:DC Brau Holdings II LLC	-9,580.00
Limited Partner:DC Brau SP LLC	0.00
Limited Partner:Fagnan, Jeff	-7,718.00
Limited Partner:Fogel, Dick	0.00
Limited Partner:Fortunato, Vince	0.00
Limited Partner:Gamarian, Kevork	-24,982.00
Limited Partner:Garchik Universal LTD	-8,048.00
Limited Partner:Gould, Jason	-22,991.00
Limited Partner:Gray, Burton	-31,507.00
Limited Partner:Harvey, Chris	-10,169.00
Limited Partner:Hoffstein, Ben	-1,391.00
Limited Partner:Joyner, Tom	-25,003.00
Limited Partner:Kraus, Steve	-5,632.00
Limited Partner:Malhotra, Brij and Avita	0.00
Limited Partner:McWhorters, Jim	-30,076.00
Limited Partner:Ostrow, Ken	-45.00
Limited Partner:Roemer, Alan	-31,509.00
Limited Partner:Rutner, Andrew	0.00
Limited Partner:Schacknies, Fred	0.00
Limited Partner:Schacknies, Mark	0.00
Limited Partner:Skall, Gregg and Monte	-18,731.00
Limited Partner:Sparks, Olevia	-4,583.00
Limited Partner:Thorp, Mark	-5,961.00
Retained Earnings	396,412.67
Net cash provided by financing activities	**$181,773.92**

DC Brau Brewing Company, LLC

Statement of Cash Flows

January - December 2020

	TOTAL
NET CASH INCREASE FOR PERIOD	**$ -97,900.50**
Cash at beginning of period	223,720.61
CASH AT END OF PERIOD	**$125,820.11**

DC Brau Brewing Company, LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
ADP P/R Clearing	0.00
BBT Checking 2043	0.00
Bill.com Money Out Clearing	501.10
Cash - BB&T Operating (2644)	0.00
Cash - Petty Cash	300.00
First National 7964 - OPERATING	0.00
FVC Bank Op Acct	98,182.98
Paylocity PR Clearing	0.00
Paypal	1,153.90
Revere Bank	0.00
Sandy Spring Bank	9,240.54
Wells Fargo 3395	749.26
Total Bank Accounts	**$110,127.78**
Accounts Receivable	
Accounts Receivable	66,492.29
Total Accounts Receivable	**$66,492.29**
Other Current Assets	
Class B Member DIT	0.00
DC Estimated Tax Payments	0.00
Deposit on Equipment Not In Service	0.00
Due from Greg and Monte Skall	0.00
Due from Member-B Skall	2,487.50
Due from Premium DC	0.00
Employee Advance	41,386.42
Inventory	0.00
Ekos Merchandise	28,754.78
Finished Goods	0.00
Kegged	4,856.48
Packaged	91,593.01
Total Finished Goods	**96,449.49**
Ingredients	274,158.73
Other	0.00
Packaging	357,452.51
Taproom Merchandise	22,875.45
WIP	63,047.93

DC Brau Brewing Company, LLC

Balance Sheet
As of December 31, 2020

	TOTAL
Total Inventory	**842,738.89**
Prepaid Expenses	1,100.00
Prepaid General Liability Ins	0.00
Prepaid Hops	17,174.73
Prepaid Insurance	787.56
Prepaid Legal	0.00
Prepaid Rent	0.00
Prepaid Taxes	2,748.98
Total Prepaid Expenses	**21,811.27**
Undeposited Funds	15,692.33
Total Other Current Assets	**$924,116.41**
Total Current Assets	**$1,100,736.48**
Fixed Assets	
FF&E	
Accumulated Depreciation	-3,553,749.34
Capital Lease	262,752.69
Computer and Related	71,220.61
Furniture and Equipment	3,323,067.74
Leasehold Improvements	1,192,921.99
Total FF&E	**1,296,213.69**
Vehicle	0.00
Total Fixed Assets	**$1,296,213.69**
Other Assets	
Accumulated Amortization	-41,608.78
BB&T CD for LOC	0.00
Book Up (2.1M-239916.3)	1,860,083.70
Closing Costs on Loans	91,166.76
IBA Investment	2,159.00
Organization Costs - Legal	25,784.55
Prepaid Lease Payments	655.00
Security Deposit - Keg Rental	68,035.81
Security Deposit - Navitas lease	652.27
Security Deposit - Rent	22,730.00
Utility Deposit	4,558.30
Total Other Assets	**$2,034,216.61**
TOTAL ASSETS	**$4,431,166.78**

DC Brau Brewing Company, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	341,410.05
Total Accounts Payable	**$341,410.05**
Credit Cards	
BB&T Visa Main	0.00
Chase CC	68,024.62
FNB Credit Card	0.00
Wells Fargo Credit Card	0.00
Total Credit Cards	**$68,024.62**
Other Current Liabilities	
Accrued Exp - Accounting	0.00
Accrued Exp - Due to Landl	0.00
Accrued Exp - Excise/Sales Tax	0.00
Accrued Exp - Gas	0.00
Accrued Exp - Health Insurance	0.00
Accrued Exp - Legal	0.00
Accrued Exp - Power	0.00
Accrued Exp - Rent COVID Deferral	180,110.00
Accrued Exp - Trash Remova	0.00
Accrued Exp - Water	40,197.29
DC Treasury Office Payable	3,708.00
Sales Tax Payable	0.00
Virginia Sales Tax Payable	51.10
Total DC Treasury Office Payable	**3,759.10**
DC Treasury Office1 Payable	0.00
Sales Tax Payable	0.00

DC Brau Brewing Company, LLC

Balance Sheet
As of December 31, 2020

	TOTAL
Total DC Treasury Office1 Payable	**0.00**
Event Deposit	13,450.00
Gift Cards	0.00
Keg Deposit	82,739.64
Member Loans	
Member Loan - Brandon Skall	0.00
Member Loan - Greg Skall	0.00
Member Loan - Jeff Hancock	0.00
Member Loan - Jim McWhorter	0.00
Member Loan - Tom Joyner	0.00
Total Member Loans	**0.00**
Non-Inventory Accrual	0.00
Payroll Liabilities	0.00
Accrued Payroll	16,651.51
DC Income Tax W/H	0.00
DC Unemployment Insurance	0.00
Employee Reimbursement Due	0.00
Federal Income Tax Payable	0.00
Health Insurance Payable	0.00
MD Income Tax WH	0.00
Pre-tax Commuter Benefit	0.00
Pre-tax Commuter Benefit {354}	0.00
SIMPLE IRA Liability	0.00
SS & MCare - EE	0.00
Tip Liability	0.00
VA Income Tax W/H	0.00
Total Payroll Liabilities	**16,651.51**
Sales Tax Accrual	0.00
Sales Tax Agency Payable	0.00
Sales Tax Payable	0.00
Total Sales Tax Agency Payable	**0.00**
Sales Tax Payableq	0.00
Square Gift Card	5,103.38
Square Gift Cards	0.00
Square Tips	0.00
Unassigned Tax Agency for Apps Payable	0.00
Total Other Current Liabilities	**$342,010.92**
Total Current Liabilities	**$751,445.59**

DC Brau Brewing Company, LLC

Balance Sheet

As of December 31, 2020

	TOTAL
Long-Term Liabilities	
EIDL	149,900.00
eLease for Quadrel Labeling System	11,845.70
FNB Loan 0115	0.00
FNB Loan 3035	0.00
FNB Loan 3400	0.00
FNB Loan 5305	0.00
FNB Loan 5420	0.00
FNB Loan 7810	0.00
FNB RLOC 5300	0.00
FVC Loan 0683	3,002.40
Live Oak Bank Loan 1	2,078,457.07
N/P BB&T #0003	0.00
N/P BB&T #0004	0.00
N/P HYG Financial Forklift Lease	0.00
N/P Industrial Investors	0.00
N/P Navitas - Hach UV Spectrophotometer	0.00
One Degree Cap - 30 Steam Boil	0.00
One Degree Cap - 6-60 Barrel	0.00
One Degree Cap - Target Cool	0.00
PPP Loan	223,700.00
Shareholder Loan - Hancock	0.00
Shareholder Loan - Skall	0.00
Total Long-Term Liabilities	**$2,466,905.17**
Total Liabilities	**$3,218,350.76**
Equity	
Book Up cap.Acts(2.1M-$239,916)	1,860,083.70
General Partner	
Brandon Skall	0.00
DC Brau Holdings, LLC	-426,482.40
Hancock Draw	0.00
Jeff Hancock	0.00
Skall Draw	0.00
Total General Partner	**-426,482.40**

DC Brau Brewing Company, LLC

Balance Sheet
As of December 31, 2020

	TOTAL
Limited Partner	
Anvar, Artin	0.00
Beasley, George	27,222.79
Berger, Richard	8,496.85
Cuervo, Raul	412.42
DC Brau Holdings II LLC	30,420.00
DC Brau SP LLC	2,515.10
Fagnan, Jeff	5,430.48
Fogel, Dick	0.00
Fortunato, Vince	0.00
Gamarian, Kevork	80,814.18
Garchik Universal LTD	11,673.39
Gould, Jason	52,000.83
Gray, Burton	74,058.41
Harvey, Chris	31,854.23
Hoffstein, Ben	0.60
Joyner, Tom	30,767.53
Kraus, Steve	0.15
Malhotra, Brij and Avita	0.00
McWhorters, Jim	-0.39
Ostrow, Ken	0.15
Roemer, Alan	78,107.87
Rutner, Alan	0.00
Rutner, Andrew	0.00
Schacknies, Fred	0.00
Schacknies, Mark	0.00
Skall, Gregg and Monte	5,702.70
Sparks, Joe	0.00
Sparks, Olevia	4,421.23
Thorp, Mark	10,429.60
Total Limited Partner	**454,328.12**
Other equity	0.00
Retained Earnings	0.00
Net Income	-675,113.40
Total Equity	**$1,212,816.02**
TOTAL LIABILITIES AND EQUITY	**$4,431,166.78**